miax®

November 6, 2024

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX Sapphire, LLC ("Sapphire")
Amendment 2024-9 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2024-9 to the Form 1 Application of Sapphire, which includes the following:

Exhibit M – Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

miaxglobal.com

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 11/06/24	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX Sapphire, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

24003493

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX Sapphire, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 04/06/23 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX SAPPHIRE, LLC

Date: November 6, 2024

By: Barbara J. Comly
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 6th day of November, 2024.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2029

NOTARY PUBLIC

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of November 5, 2024, including the information set forth in items 1-6 above.

ABN AMRO CLEARING USA LLC

Approval Date: 8/12/2024
SEC #: 8-34354
CRD #: 14020

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Membership Activities:
Clearance
International Tele #

BARCLAYS CAPITAL INC.

Approval Date: 8/12/2024
SEC #: 8-41342
CRD #: 19714

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Membership Activities:
Order Entry & Clearance
International Tele #

BOFA SECURITIES, INC.

Approval Date: 8/12/2024
SEC #: 8-69787
CRD #: 283942

One Bryant Park
New York NY 10036
Tele #: (646) 743-2734

Membership Activities:
Order Entry & Clearance
International Tele #

CASEY SECURITIES LLC

Approval Date: 11/1/2024
SEC #: 8-21205
CRD #: 35230

2nd Fl., Ste. 210
100 Drakes Landing Rd., Building 100A
Greenbrae CA 94104
Tele #: (415) 228-6845

Membership Activities:
Order Entry
International Tele #

CITADEL SECURITIES LLC

Approval Date: 8/12/2024
SEC #: 8-53574
CRD #: 116797

200 South Biscayne Blvd., 33rd Flor
Miami FL 33131
Tele #: (312) 395-2100

Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

CITIGROUP GLOBAL MARKETS INC.

Approval Date: 8/12/2024
SEC #: 8-8177
CRD #: 7059

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Membership Activities:
Order Entry & Clearance
International Tele #

CLEAR STREET LLC

Approval Date: 11/1/2024
SEC #: 8-69972
CRD #: 288933

150 Greenwich Street, 45th Floor
4 World Trade Center
New York NY 10007
Tele #: (646) 222-7322

Membership Activities:
Clearance
International Tele #

DASH FINANCIAL TECHNOLOGIES LLC

Approval Date: 8/12/2024
SEC #: 8-52503
CRD #: 104031

200 S. Wacker Drive, Ste. 2450
Chicago IL 60606
Tele #: (312) 986-2006

Membership Activities:
Order Entry & Clearance
International Tele #

GLOBAL EXECUTION BROKERS, LP

Approval Date: 8/12/2024
SEC #: 8-65878
CRD #: 126407

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Membership Activities:
Order Entry
International Tele #

GOLDMAN SACHS & CO. LLC

Approval Date: 8/12/2024 | SEC #: 8-129

200 West Street | **Membership Activities:** | CRD #: 361

New York NY 10282 | Order Entry & Clearance

Tele #: (212) 902-1000 | International Tele #

GROUP ONE TRADING LLC

Approval Date: 8/12/2024 | SEC #: 8-47762

425 S. Financial Place - Ste. 3400 | **Membership Activities:** | CRD #: 37484

Chicago IL 60605 | Market Maker

Tele #: (312) 347-8864 | International Tele #

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor | Approval Date: 8/12/2024 | SEC #: 8-68430

3 World Trade Center | **Membership Activities:** | CRD #: 152144

New York NY 10007 | Order Entry & Clearance

Tele #: (212) 293-1444 | International Tele #

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

Approval Date: 8/12/2024 | SEC #: 8-52600

233 South Wacker Drive, Ste. 4300 | **Membership Activities:** | CRD #: 104143

Chicago IL 60606 | Market Maker

Tele #: (312) 244-3300 | International Tele #

INSTINET, LLC

Worldwide Plaza | Approval Date: 8/12/2024 | SEC #: 8-23669

309 West 49th Street | **Membership Activities:** | CRD #: 7897

New York NY 10019 | Order Entry & Clearance

Tele #: (212) 310-9500 | International Tele #

INTERACTIVE BROKERS LLC

Approval Date: 8/12/2024 | SEC #: 8-47257

One Pickwick Plaza - 2nd Floor | **Membership Activities:** | CRD #: 36418

Greenwich CT 06830 | Order Entry & Clearance

Tele #: (203) 618-5710 | International Tele #

J.P. MORGAN SECURITIES LLC

Approval Date: 8/12/2024 | SEC #: 8-35008

383 Madison Avenue | **Membership Activities:** | CRD #: 79

New York NY 10179 | Order Entry & Clearance

Tele #: (212) 272-2000 | International Tele #

JANE STREET CAPITAL, LLC

Approval Date: 8/12/2024 | SEC #: 8-52275

250 Vesey Street - 5th Floor | **Membership Activities:** | CRD #: 103782

New York NY 10281 | Order Entry

Tele #: (646) 908-5094 | International Tele #

JANE STREET OPTIONS, LLC

Approval Date: 8/12/2024 | SEC #: 8-66813

250 Vesey Street - 5th Floor | **Membership Activities:** | CRD #: 134159

New York NY 10281 | Market Maker & Order Entry

Tele #: (646) 759-6000 | International Tele #

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York NY 10022
Tele #: (212) 284-2300

Approval Date: 8/12/2024
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-15074
CRD #: 2347

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 3900
Chicago IL 60603
Tele #: (312) 334-8000

Approval Date: 8/12/2024
Membership Activities:
Order Entry
International Tele #

SEC #: 8-48255
CRD #: 38455

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036
Tele #: (212) 761-4000

Approval Date: 8/12/2024
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-15869
CRD #: 8209

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 8/12/2024
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-17574
CRD #: 7560

PTR, INC.

601 Haddon Ave., Ste. 108
Collingswood NJ 08108
Tele #: (267) 318-7806

Approval Date: 8/12/2024
Membership Activities:
Floor Broker
International Tele #

SEC #: 8-39854
CRD #: 31559

RQD* CLEARING, LLC

425 South Financial Place - Suite 910B
Chicago IL 60605
Tele #: (312) 692-5000

Approval Date: 8/12/2024
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-66826
CRD #: 134284

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 8/12/2024
Membership Activities:
Order Entry
International Tele #

SEC #: 8-68556
CRD #: 153585

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 8/12/2024
Membership Activities:
Market Maker
International Tele #

SEC #: 8-37520
CRD #: 33875

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 8/12/2024
Membership Activities:
Market Maker
International Tele #

SEC #: 8-47034
CRD #: 35874

UBS SECURITIES LLC

1285 Avenue of the Americas
New York NY 10019
Tele #: (203) 719-3000

Approval Date: 8/12/2024
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-22651
CRD #: 7654

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles CA 90017
Tele #: (213) 688-8090

Approval Date: 9/20/2024
Membership Activities:
Clearance
International Tele #

SEC #: 8-12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 410-1913

Approval Date: 8/12/2024
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 8/12/2024
Membership Activities:
Floor Broker, Order Entry & Clearance
International Tele #

SEC #: 8-65336
CRD #: 120719

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 8/12/2024
Membership Activities:
Market Maker
International Tele #

SEC #: 8-47484
CRD #: 36848

X-CHANGE FINANCIAL ACCESS, LLC

440 So. LaSalle Street, Suite 2900
Chicago IL 60605
Tele #: (312) 235-0320

Approval Date: 8/12/2024
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65860
CRD #: 126201

Total BD Firms 33